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                               EXHIBIT 99.(A)(20)

          EXCERPT FROM SENIOR LEADERSHIP UPDATE, DATED APRIL 22, 2002
                   REGARDING THE APRIL 22, 2002 PRESS RELEASE

OFFER TO EXCHANGE STOCK OPTIONS

     In addition, our Board also has approved an offer that will enable eligible employees to voluntarily exchange certain outstanding stock options for a smaller number of shares at a market-based grant price that's expected to be established in November 2002. The Board and Lucent's top senior management will not participate in this offering.

     A separate Senior Leadership Update about the offer will be sent to you today, which will include guidelines for how executives and officers should handle questions from employees about the offer. In addition, more information is available through an LT Today Flash sent to all employees and via the Exchange Offer Web site at [web site link].

OPTION EXCHANGE

     OUR BOARD HAS APPROVED AN OFFER THAT WILL ENABLE ELIGIBLE EMPLOYEES TO VOLUNTARILY EXCHANGE CERTAIN OUTSTANDING STOCK OPTIONS, MOST OF WHICH ARE PRICED WELL ABOVE THE CURRENT MARKET, FOR A SMALLER NUMBER OF SHARES AT A MARKET-BASED GRANT PRICE THAT'S EXPECTED TO BE ESTABLISHED IN NOVEMBER 2002.

     - During the past 18 months, Lucent has undertaken a major restructuring effort. Our employees have worked hard to drive $4 billion of expenses out of the business while simultaneously delivering a host of new revenue-generating products and services for the world's largest service providers.

     - With limited opportunity for annual incentive awards and raises last year and with past option grants priced at a level that offers little or no retention incentive, it is important to make this offer to retain our employees and to motivate them to continue to perform on behalf of our shareowners in an industry that is going through a very challenging period.

     Lucent's top senior management will not participate in this offering.